                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of August 2004

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F [X] Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       BANCOLOMBIA S.A.
                                                       (Registrant)

Date: August 9, 2004                    By /s/ JAIME ALBERTO VELASQUEZ B.
                                           --------------------------------
                                           Name: Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance

                                                                          CIB
[BANCOLOMBIA LOGO]                                                       LISTED
                                                                          NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                      FOR THE QUARTER ENDED JUNE 30, 2004

Table of Contents

1. HIGHLIGHTS
2. CONSOLIDATED BALANCE SHEET
3. INCOME STATEMENT
4. SUBSIDIARIES
5. CORPORATE GOVERNANCE
6. RECOGNITIONS

AUGUST 9, 2004. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended June 30, 2004.(1)

CONSOLIDATED INCOME STATEMENT
      AND BALANCE SHEET                                  QUARTER                   GROWTH
        (PS MILLIONS)                            1Q 04              2Q 04        2Q 04/1Q 04
                                              ----------          ----------     -----------
ASSETS
Loans and financial leases, net                7.949.252           8.453.562         6,34%
Investment securities, net                     5.081.644           5.238.888         3,09%
Other assets                                   2.410.642           2.414.914         0,18%
                                              ----------          ----------       ------
TOTAL ASSETS                                  15.441.538          16.107.364         4,31%
                                              ----------          ----------       ------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                      10.304.446          10.583.982         2,71%
Other liabilities                              3.445.294           3.798.687        10,26%
TOTAL LIABILITIES                             13.749.740          14.382.669         4,60%
Shareholders' equity                           1.691.798           1.724.695         1,94%
                                              ----------          ----------       ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    15.441.538          16.107.364         4,31%
                                              ----------          ----------       ------

Interest income                                  451.128             375.883       -16,68%
Interest expense                                 131.245             139.004         5,91%
NET INTEREST INCOME                              319.883             236.879       -25,95%
Net provisions                                   (34.804)             (3.760)      -89,20%
Other operating income                           151.976             142.184        -6,44%
Other operating expense                         (227.536)           (226.540)       -0,44%
Non-operating income, net                         (9.368)              4.747       150,67%
Income tax expense                               (76.103)            (36.927)      -51,48%
                                              ----------          ----------       ------
NET INCOME                                       124.048             116.583        -6,02%
                                              ----------          ----------       ------

------------------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK AND ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: June 30, 2004    Ps 2,694.09 = 1 US$   Average exchange rate June 2004  Ps 2,701.54 = 1 US$

CONTACTS
Jaime A. Velasquez     Mauricio Botero        Fax: (574) 2317208
Financial VP           IR Manager             www.bancolombia.com
Tel.: (574) 5108666    Tel.: (574) 5108866    investorrelations@bancolombia.co

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

1.    HIGHLIGHTS:

   - BANCOLOMBIA's Income before income taxes amounted to Ps 153.5 billion, decreasing 23.3% as compared to Ps 200.2 billion from the previous quarter, but increasing 10.1% as compared to Ps 139.5 billion from the second quarter of 2003. These figures show the impact of the tax credit's reduction.

   - Net income amounted to Ps 116.6 billion, or US$ 0.300 per ADS, during the quarter ended June 30, 2004, as compared to a net income of Ps 124.0 billion, or US$ 0.321 per ADS, for the previous quarter and Ps 122.8 billion, or US$ 0.301 per ADS, during the quarter ended June 30, 2003.

   - During the second quarter of 2004, interest on loans amounted to Ps 276.6 billion, which represents an increase of 7.3% over the quarter from Ps
      257.9 billion and 31.1% as compared to the second quarter of 2003 when they amounted to Ps 211.0 billion.

   - BANCOLOMBIA's gross loans amounted to 8,893.0 billion, increasing 6.2% as compared to Ps 8,373.2 billion from the previous quarter. In year over year basis, this represents an increase of 23.4%, from Ps 7,206.8 billion.

   - In spite of the positive growth of interest on loans, net interest margin decreased to 7.4% during the second quarter of 2004. This was due to the Colombian bond price decline when domestic rates incorporated expectations of possible rate increases by the U.S. Federal Reserve.

   - Total net fees and income from services maintain strong growth rates, amounting to Ps 107.3 billion, increasing 8.6% from the previous quarter and 32.1% as compared to the second quarter of 2003.

   - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended June 30, 2004 was 1.8%, and allowances to past due loans was 276%.

                                                QUARTERS
STOCK INDICATORS                  2Q 03          1Q 04           2Q 04
                               -----------    -----------     -----------
Net Income (Ps millions)           122.779        124.048         116.583
USD Earnings per ADS                 0,301          0,321           0,300
ROAA                                  3,77%          3,52%           3,17%
ROAE                                 36,63%         31,88%          28,57%
P/BV ADS (1)                          1,36           1,73            1,50
P/BV Local (2) (3)                    1,36           1,84            1,54
P/E (4)                               4,11           6,16            5,65
Shares Outstanding             576.695.395    576.695.395     576.695.395

(1) Defined as ADS price divided by ADS book value.

(2) Defined as Share price divided by share book value.

(3) Share prices on the Colombian Stock Exchange

(4) Defined as Market Capitalization divided by annualized quarter results

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 4.3% over the quarter to Ps 16,107 billion as of June 30, 2004, from Ps 15,442 billion as of March 31 of this year, and 16.7% from Ps 13,798 billion as of June 30, 2003. The increase in total assets was primarily due to a larger loan portfolio.

2.1.1 LOAN PORTFOLIO

      Total corporate loans increased 3.1% quarter over quarter from Ps 4,894 billion to Ps 5,047 billion. They also increased as compared to the same period in fiscal year 2003, moving up 9.9%. Corporate working capital loans increased 3.3% over the quarter and 10.4% as compared to the second quarter in year 2003.

LOAN PORTFOLIO                                                           AS OF                             GROWTH
(PS MILLIONS)                                            30-JUN-03     31-MAR-04    30-JUN-04     2Q 04/1Q 04   2Q 04/2Q 03
                                                         ---------     ---------    ---------     -----------   -----------
CORPORATE
Working capital loans                                    3.987.546     4.263.643    4.402.620         3,26%         10,41%
Loans funded by
  domestic development banks                               384.138       410.068      380.353        -7,25%         -0,99%
Trade Financing                                            157.682       151.378      190.854        26,08%         21,04%
Overdrafts                                                  58.123        48.481       53.223         9,78%         -8,43%
Credit Cards                                                 6.813        20.891       19.985        -4,34%        193,34%
                                                         ---------     ---------    ---------        -----        -------
TOTAL CORPORATE                                          4.594.302     4.894.461    5.047.035         3,12%          9,85%
                                                         ---------     ---------    ---------        -----        -------
RETAIL AND SMES
Working capital loans                                      775.193       951.858    1.088.583        14,36%         40,43%
Personal loans                                             621.117       846.659      918.456         8,48%         47,87%
Loans funded by
  domestic development banks                               307.304       340.278      345.007         1,39%         12,27%
Credit Cards                                               288.823       323.239      336.063         3,97%         16,36%
Overdrafts                                                 106.965       110.288      118.696         7,62%         10,97%
Automobile loans                                            25.898       255.289      293.799        15,08%       1034,45%
Trade Financing                                             11.346        17.976       26.283        46,21%        131,65%
TOTAL RETAIL AND SMES                                    2.136.646     2.845.587    3.126.887         9,89%         46,35%
MORTGAGE                                                    40.499        49.740       48.560        -2,37%         19,90%
FINANCIAL LEASES(1)                                        435.335       583.438      670.546        14,93%         54,03%
                                                         ---------     ---------    ---------        -----        -------
TOTAL LOANS AND FINANCIAL LEASES                         7.206.782     8.373.226    8.893.028         6,21%         23,40%
                                                         ---------     ---------    ---------        -----        -------
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL LEASES (1)        (322.549)     (423.974)    (439.466)        3,65%         36,25%
                                                         ---------     ---------    ---------        -----        -------
TOTAL LOANS AND FINANCIAL LEASES, NET                    6.884.233     7.949.252    8.453.562         6,34%         22,80%
                                                         ---------     ---------    ---------        -----        -------

(1) This items includes information of financial lease contracts for effects of comparison with subsequent periods.

The retail and SMEs (small and medium-sized enterprises) loan portfolio maintains robust growth rates. It amounted to Ps 3,127 billion, increasing 9.9% over the quarter and 46.4% over the year. Even though all types of retail and SMEs loans showed positive trends, the most significant changes during the quarter were seen in working capital loans, which benefit primarily SMEs, and in personal loans, showing annual increases of 40.4% and 47.9%, respectively.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

      Financial leases for both, corporate and SMEs clients, increased 14.9% over the quarter and 54.0% over the year. These positive figures are explained by the recovery of corporate investment budgets, confidence in business policies and a more beneficial tax legislation.

2.1.2 ASSET QUALITY

      As of June 30, 2004 the Bank's past due loans as a percentage of total loans remained at the low level of 1.8%. Loans classified as C, D and E reached 4.6% of total loans, continuing their decline. Furthermore, allowances to past due loans for the quarter were 276%.

LOAN CLASSIFICATION
(PS MILLIONS)                        AS OF 30-JUN-03              AS OF 31-MAR-04                  AS OF 30-JUN-04
                                  ---------------------        ----------------------      -----------------------------
"A" Normal                        6.155.490       85,4%        7.547.168        90,1%       8.097.116              91,1%
"B" Subnormal                       588.662        8,2%          404.427         4,8%         391.174               4,4%
"C" Deficient                        85.911        1,2%          118.601         1,4%          99.457               1,1%
"D" Doubtful recovery               281.763        3,9%          199.400         2,4%         207.537               2,3%
"E" Unrecoverable                    94.956        1,3%          103.630         1,3%          97.744               1,1%

TOTAL                             7.206.782        100%        8.373.226         100%       8.893.028               100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS          6,4%                         5,0%                         4,6%

ASSET QUALITY                                                                AS OF                                GROWTH
(PS MILLIONS)                                               30-JUN-03      31-MAR-04     30-JUN-04      2Q 04/1Q 04    2Q 04/2Q 03
                                                            ---------      ---------     ---------      -----------    -----------
Total performing past due loans (3)                           68.067         52.484        65.182          24,19%         -4,24%
Total non-performing past due loans (1) (3)                   92.268         95.066        96.018           1,00%          4,06%
Total past due loans (3)                                     160.335        147.550       161.200           9,25%          0,54%
Allowance for loans and accrued interest losses              328.456        430.048       444.952           3,47%         35,47%
Past due loans to total loans                                   2,22%          1,76%         1,81%
Non-performing loans to total loans                             1,28%          1,14%         1,08%
C, D, and E loans to total loans                                6,42%          5,04%         4,55%
Allowances to past due loans (2)                              204,86%        291,46%       276,02%
Allowances to C, D, and E loans (2)                            71,00%        102,00%       109,94%
Allowances to non-performing loans (2)                        355,98%        452,37%       463,40%
Allowances to total loans                                       4,56%          5,14%         5,00%
Performing loans to total loans                                98,72%         98,86%        98,92%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)   Allowance means allowance for loan and accrued interest losses.

(3) This items includes information of financial lease contracts for effects of comparison with subsequent periods.

2.2   LIABILITIES

      The Bank has improved its funding mix, not only with the Bank's bond issuance of Ps 400 billion during the first quarter of the current year, but with the increase of non-interest bearing deposits. Total deposits increased 2.7% over the quarter and 10.3% over the year, to the amount of Ps 10,584 billion as of June 30, 2004. During the last twelve-month period, interest bearing deposits increased 8.0%, while non-interest bearing deposits increased at a much higher rate of 20.5%.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

      Bonds increased to Ps 522.9 billion due to Leasing Colombia's issuance of bonds of Ps 51 billion on June 8, 2004.

                                               AS OF
DEPOSIT MIX COMPOSITION      30-JUN-03       31-MAR-04      30-JUN-04
                             ---------       ---------      ---------
NON-INTEREST BEARING           18,25%          20,32%         19,94%
Checking accounts              16,73%          17,69%         18,19%
Other                           1,52%           2,62%          1,75%
                              ------          ------         ------
INTEREST BEARING               81,75%          79,68%         80,06%
Checking accounts              11,79%          10,44%         11,54%
Time deposits                  44,04%          41,55%         38,91%
Savings deposits               25,92%          27,70%         29,61%
                              ------          ------         ------
TOTAL DEPOSITS                100,00%         100,00%        100,00%
                              ------          ------         ------

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,725 billion at the end of the second quarter of 2004. It increased 1.9% and 16.5%, as compared to the previous quarter and the second quarter of 2003, respectively. Unrealized gains on investment debt securities totaled Ps 43.7 billion as of June 30, 2004.

      At the end of the second quarter, the Bank's consolidated ratio of technical capital to risk weighted assets remained stable at 12.53% on year over year basis.

TECHNICAL CAPITAL                                        AS OF
CONSOLIDATED (PS MILLIONS)              30-JUN-03      31-MAR-04     30-JUN-04
                                        ---------     ----------     ---------
Basic capital (Tier I)                    969.178      1.179.601      1.264.690
Additional capital (Tier II)              275.264        282.589        238.358
Technical capital (1)                   1.244.442      1.462.190      1.503.048
Risk weighted assets                    9.928.616     11.553.069     11.991.482
CAPITAL ADEQUACY (2)                        12,53%         12,66%         12,53%

(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 116.6 billion during the quarter ended June 30, 2004, as compared to net income of Ps 124.0 billion for the previous quarter and Ps 122.8 billion for the same period last year.

3.1   NET INTEREST INCOME

      Net interest income decreased to Ps 236.9 billion for the quarter ended June 30, 2004, as compared to Ps 319.9 billion for the previous quarter and Ps 279.0 billion for the second quarter of 2003. Even though interest on loans increased to the amount of Ps 276.6 billion, interest on investment securities only reached Ps 72.9 billion due to the mark to market impact on Colombian bond price declines which took place at the beginning of the second quarter when domestic rates incorporated the expectations of possible rate increases by the U.S. Federal Reserve.

3.2   PROVISIONS

      Provisions for loan and interest losses amounted to Ps 23.7 billion, increasing 14.2% as compared to the previous quarter, while total net provisions amounted to Ps 3.8 billion, decreasing 89.2% as compared to the first quarter of 2004. This decrease is mainly explained by the recoveries related to previously charged-off loans.

3.3   FEES AND INCOME FROM SERVICES

      Fee income generation continues to be one of the Bank's main objectives. Total net fees and other service income increased to Ps 107.3 billion during the second quarter of 2004, this represents an increase of 8.6% as compared to Ps 98.8 billion for the previous quarter and a 32.1% increase as compared to Ps 81.2 billion for the second quarter of 2003.

      The commissions from banking services, such as: electronic banking, cash management and cash collection, continued to show a very positive trend with a strong increase of 10.3% quarterly and 63.5% in a year over year basis. Similarly, credit card merchant services and fees from fiduciary activities increased 36.7% and 27.5%, respectively.

      CREDIT CARD MARKET SHARE                                                  %               2004
NUMBER OF CREDIT CARDS AS OF JUNE 30,             2003           2004         GROWTH         MKT. SHARE
                                               ---------      ---------       ------         ----------
Bancolombia VISA                                 102.598        114.830        11,9%            4,5%
Bancolombia Mastercard                           156.763        165.225         5,4%            6,4%
Bancolombia American Express                      42.682         68.493        60,5%            2,7%
TOTAL BANCOLOMBIA                                302.043        348.548        15,4%           13,6%
                                               ---------      ---------        ----            ----
Colombian credit card industry                 2.321.768      2.566.675        10,5%
                                               ---------      ---------        ----

Source: Credibanco, American Express and Red Multicolor.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

ACCUMULATED CREDIT CARD BILLING                                                 %              2004
(AS OF JUNE 30, IN PS MILLION)                    2003           2004         GROWTH         MKT. SHARE
                                               ---------      ---------       ------         ----------
Bancolombia VISA                                 176.322        238.222        35,1%            5,2%
Bancolombia Mastercard                           365.783        421.343        15,2%            9,2%
Bancolombia American Express                      94.443        172.958        83,1%            3,8%
TOTAL BANCOLOMBIA                                636.548        832.523        30,8%           18,2%
                                               ---------      ---------        ----            ----
Colombian credit card industry                 3.724.039      4.581.745        23,0%
                                               ---------      ---------        ----

Source: Credibanco, American Express and Red Multicolor

      During the first half of the year, BANCOLOMBIA's reached first place in credit card billing increasing 30.8% as compared to the same period of 2003, resulting in an 18.2% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 15.4%, resulting in a 13.6% market share. The Bank's American Express credit card showed an excellent performance, increasing its billing to Ps 173 billion and the number of outstanding credit cards to more than 68,000 cards, as of June 30, 2004 reaching a market share of 3.8% and 2.7%, respectively.

      DEBIT CARD MARKET SHARE                                                   %               2004
NUMBER OF DEBIT CARDS AS OF JUNE 30,              2003            2004        GROWTH         MKT. SHARE
                                               ---------      ----------      ------         ----------
Bancolombia Maestro                              889.322       1.191.433       34,0%           11,8%
Bancolombia Masterdebit                          147.261         152.709        3,7%            1,5%
TOTAL BANCOLOMBIA                              1.036.583       1.344.142       29,7%           13,3%
                                               ---------      ----------       ----            ----
Colombian credit card industry                 8.959.743      10.087.513       12,6%
                                               ---------      ----------       ----

Source: Redeban

As of June 30, 2004 BANCOLOMBIA's outstanding debit cards increased 29.7% in a year over year basis, increasing its market share from 11.6% to 13.3%. Likewise, accumulated debit card billing increased 45.9%, increasing its market share from 14.2% to 16.6%.

ACCUMULATED DEBIT CARD BILLING                                                  %              2004
(AS OF JUNE 30, IN PS MILLIONS)                 2003            2004         GROWTH         MKT. SHARE
                                               ------          ------        ------         ----------
Bancolombia Maestro                             1.648           2.546         54,5%            12,4%
Bancolombia Masterdebit                           692             867         25,3%             4,2%
TOTAL BANCOLOMBIA                               2.340           3.413         45,9%            16,6%
                                               ------          ------         ----             ----
Colombian debit card industry                  16.506          20.564         24,6%
                                               ------          ------         ----

Source: Redeban

3.4   OPERATING EXPENSES

      Total operating expenses were stable quarter over quarter amounting to Ps
      220.9 billion. Nevertheless, due to the decrease in net interest income explained in section 3.1, BANCOLOMBIA's efficiency ratio reached 59.8%.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

MAIN RATIOS                                                                     QUARTERS
PROFITABILITY                                                2Q 03                1Q 04                     2Q 04
                                                            ------               ------                    ------
Net interest margin (1)                                      9,92%               10,38%                     7,36%
Return on average total assets (2)                           3,77%                3,52%                     3,17%
Return on average shareholders' equity (3)                  36,63%               31,88%                    28,57%

EFFICIENCY
Operating expenses to net operating income (4)              48,58%               48,09%                    59,76%
Operating expenses to average total assets (4)               6,00%                6,45%                     6,16%

CAPITAL ADEQUACY
Shareholders' equity to total assets                        10,73%               10,96%                    10,71%
Technical capital to risk weighted assets                   12,53%               12,66%                    12,53%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)   Net income divided by monthly average total assets.

(3)   Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income.

The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

3.5   OTHER OPERATING INCOME

      Other operating income totaled Ps 34.9 billion during the second quarter of 2004, a 34.4% decrease from Ps 53.2 billion during the previous quarter. The decrease resulted from lower dividend income, as the dividend income in Colombia is recorded when announced which regularly takes place during the first quarter.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES
           BALANCE SHEET AND
           INCOME STATEMENT                                            QUARTER                 GROWTH
                 (US$)                                         1Q 04            2Q 04        2Q 04/1Q 04
                                                           -------------    -------------    -----------
ASSETS
Loans and financial leases, net                              529.520.180      521.118.663        -1,59%
Investment securities, net                                   501.426.570      508.776.132         1,47%
Overnight funds sold                                         131.350.618      109.401.486       -16,71%
Other assets                                                  47.695.944       41.388.857       -13,22%
                                                           -------------    -------------       ------
TOTAL ASSETS                                               1.209.993.312    1.180.685.138        -2,42%
                                                           -------------    -------------       ------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                   1.039.175.184    1.022.790.639        -1,58%
Other liabilities                                              8.971.956        5.733.688       -36,09%
TOTAL LIABILITIES                                          1.048.147.140    1.028.524.327        -1,87%
Shareholders' equity                                         161.846.172      152.160.811        -5,98%
                                                           -------------    -------------       ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 1.209.993.312    1.180.685.138        -2,42%
                                                           -------------    -------------       ------

Interest income                                               20.834.651       16.528.605       -20,67%
Interest expense                                              (4.409.984)      (4.263.276)       -3,33%
NET INTEREST INCOME                                           16.424.667       12.265.329       -25,32%
Net provisions                                                (6.873.368)         (99.229)      -98,56%
Other operating income                                         1.140.750          297.755       -73,90%
Other operating expense                                         (638.385)        (533.777)      -16,39%
                                                           -------------    -------------       ------
NET INCOME                                                    10.053.664       11.930.078        18,66%
                                                           -------------    -------------       ------

BANCOLOMBIA Panama's total assets decreased 2.4% over the quarter to US$1,181 million as of June 30, 2004, as compared to US$1,210 million as of March 31, 2004. On the other hand, shareholders' equity decreased 6.0% over the quarter from US$162 million as of March 31, 2004, to US$152 million as of June 30, 2004. Unrealized gains on investment securities totaled US$4.0 million as of June 30, 2004.

BANCOLOMBIA Panama reported net income of US$11.9 million during the quarter, up 18.7% as compared to net income of US$10.1 million for the first quarter of the year, mainly due to the recovery of provisions on investments.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

5.    CORPORATE GOVERNANCE

      The Board of Directors of BANCOLOMBIA S.A. approved a new Corporate Governance Code which updates and conforms the Bank's policies and practices to international standards in matters of corporate governance, including the OECD's "White Paper on Corporate Governance for Latin America", NYSE standards for foreign issuers as well as the Andean Corporate Governance Code proposed by CAF.

      The new Corporate Governance Code supersedes the previous code approved by the Board of Directors of BANCOLOMBIA S.A. in August 2001 and supplements the Bank's bylaws and other organizational documents.

      The text of the Code is available at BANCOLOMBIA's website:
      www.bancolombia.com.

      We are currently updating BANCOLOMBIA's website and expect to make the information available in accordance with the Code's provisions on the subject of disclosure soon.

      In the event of any conflict between the Spanish and the English version of the Code, for all purposes the Spanish version of the Code will prevail.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

6.    RECOGNITIONS

                               Euromoney magazine selected BANCOLOMBIA as the
                               Best Bank in Colombia in its June edition,
      [EUROMONEY BOOK LOGO]    "BANCOLOMBIA is the biggest and most transparent
                               bank in Colombia...(The Bank) is a single entity with a first-rate reputation, which makes its workings and market position easier to understand".

   - BANCOLOMBIA was ranked as the number one bank in Colombia by the British magazine The Banker in its July's edition.

   - In June, Global Finance magazine selected BANCOLOMBIA as the Best Bank in Colombia in Trade Finance and Foreign Exchange.

   - The market research firm YANHAAS in its last evaluation of advertisement impact, rated BANCOLOMBIA's brand as the leader among financial institutions, as well as the number one bank in customer intention of purchase.

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

CONSOLIDATED BALANCE SHEET                                                      AS OF                           GROWTH
(PS MILLIONS)                                              30-JUN-03          31-MAR-04    30-JUN-04    2Q 04/1Q 04   2Q 04/2Q 03
                                                           ----------         ----------   ----------   -----------   -----------
ASSETS
Cash and due from banks                                       691.319            716.943      639.644     -10,78%        -7,47%
Overnight funds sold                                          833.654            379.588      423.373      11,53%       -49,21%
TOTAL CASH AND EQUIVALENTS                                  1.524.973          1.096.531    1.063.017      -3,06%       -30,29%
                                                           ----------         ----------   ----------     ------        ------
DEBT SECURITIES                                             4.002.565          4.912.921    5.039.124       2,57%        25,90%
Trading                                                     1.413.992          2.055.356    2.111.136       2,71%        49,30%
Available for Sale                                          1.835.468          2.133.985    2.268.043       6,28%        23,57%
Held to Maturity                                              753.105            723.580      659.945      -8,79%       -12,37%
EQUITY SECURITIES                                             243.259            260.606      283.288       8,70%        16,46%
Trading                                                        18.507             15.255       43.159     182,92%       133,20%
Available for Sale                                            224.752            245.351      240.129      -2,13%         6,84%
Market value allowance                                        (93.205)           (91.883)     (83.524)     -9,10%       -10,39%
NET INVESTMENT SECURITIES                                   4.152.619          5.081.644    5.238.888       3,09%        26,16%
                                                           ----------         ----------   ----------     ------        ------
Gross loans and financial leases                            7.206.782          8.373.226    8.893.028       6,21%        23,40%
Allowance for loan losses                                    (322.549)          (423.974)    (439.466)      3,65%        36,25%
NET TOTAL LOANS                                             6.884.233          7.949.252    8.453.562       6,34%        22,80%
                                                           ----------         ----------   ----------     ------        ------
Accrued interest receivable on loans                           93.979             91.724      104.869      14,33%        11,59%
Allowance for accrued interest losses                          (5.907)            (6.074)      (5.486)     -9,68%        -7,13%
NET TOTAL INTEREST ACCRUED                                     88.072             85.650       99.383      16,03%        12,84%
                                                           ----------         ----------   ----------     ------        ------
Customers' acceptances and derivatives                         75.240             61.730       67.102       8,70%       -10,82%
Net accounts receivable                                       127.376            147.233      162.264      10,21%        27,39%
Net premises and equipment                                    317.073            354.412      371.661       4,87%        17,22%
Foreclosed assets                                              39.064             24.212       30.961      27,87%       -20,74%
Prepaid expenses and deferred charges                          36.690             26.002       18.336     -29,48%       -50,02%
Good will                                                     107.580             94.062       87.905      -6,55%       -18,29%
Operating leases, net                                           8.820             10.544        9.965      -5,49%        12,98%
Other                                                         166.903            251.676      237.437      -5,66%        42,26%
Reappraisal of assets                                         268.938            258.590      266.883       3,21%        -0,76%
                                                           ----------         ----------   ----------     ------        ------
TOTAL ASSETS                                               13.797.581         15.441.538   16.107.364       4,31%        16,74%
                                                           ----------         ----------   ----------     ------        ------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
DEPOSITS

NON-INTEREST BEARING                                        1.751.090          2.093.667    2.110.170       0,79%        20,51%
Checking accounts                                           1.605.330          1.823.222    1.924.749       5,57%        19,90%
Other                                                         145.760            270.445      185.421     -31,44%        27,21%
                                                           ----------         ----------   ----------     ------        ------
INTEREST BEARING                                            7.843.620          8.210.779    8.473.812       3,20%         8,03%
Checking accounts                                           1.131.381          1.075.653    1.221.367      13,55%         7,95%
Time deposits                                               4.225.196          4.281.006    4.118.498      -3,80%        -2,53%
Savings deposits                                            2.487.043          2.854.120    3.133.947       9,80%        26,01%
                                                           ----------         ----------   ----------     ------        ------
TOTAL DEPOSITS                                              9.594.710         10.304.446   10.583.982       2,71%        10,31%
Overnight funds                                               965.196            714.712    1.097.369      53,54%        13,69%
Bank acceptances outstanding                                   31.767             37.139       48.632      30,95%        53,09%
Interbank borrowings                                          179.579            379.845      253.365     -33,30%        41,09%
Borrowings from domestic development banks                    634.238            768.977      762.680      -0,82%        20,25%
Accounts payable                                              541.581            660.061      660.855       0,12%        22,02%
Other liabilities                                             131.105            170.518      158.719      -6,92%        21,06%
Bonds                                                          62.742            475.520      522.896       9,96%       733,41%
Accrued expenses                                              131.899            198.642      253.172      27,45%        91,94%
Minority interest in consolidated subsidiaries                 44.579             39.880       40.999       2,81%        -8,03%
                                                           ----------         ----------   ----------     ------        ------
TOTAL LIABILITIES                                          12.317.396         13.749.740   14.382.669       4,60%        16,77%
                                                           ----------         ----------   ----------     ------        ------
Shareholders' equity                                        1.480.185          1.691.798    1.724.695       1,94%        16,52%
                                                           ----------         ----------   ----------     ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 13.797.581         15.441.538   16.107.364       4,31%        16,74%
                                                           ----------         ----------   ----------     ------        ------

                                                              [BANCOLOMBIA LOGO]

                                                                            2Q04

CONSOLIDATED INCOME STATEMENT                                            AS OF              GROWTH               QUARTER
(PS MILLIONS)                                                      JUN-03      JUN-04    JUN-04/JUN-03      2Q 03      1Q 04
                                                                  -------     -------    -------------     -------    -------
INTEREST INCOME AND EXPENSES
Interest on loans                                                 398.258     534.442        34,19%        210.998    257.870
Interest on investment securities                                 297.534     242.742       -18,42%        163.734    169.865
Overnight funds                                                     8.708       7.753       -10,97%          5.161      3.614
Leasing                                                            25.147      42.074        67,31%         13.146     19.779
TOTAL INTEREST INCOME                                             729.647     827.011        13,34%        393.039    451.128
                                                                  -------     -------      -------         -------    -------
Interest expense
Checking accounts                                                   6.020       6.238         3,62%          3.074      3.163
Time deposits                                                     112.594     125.267        11,26%         57.500     62.452
Savings deposits                                                   57.199      67.743        18,43%         29.906     30.064
TOTAL INTEREST ON DEPOSITS                                        175.813     199.248        13,33%         90.480     95.679
                                                                  -------     -------      -------         -------    -------
Interbank borrowings                                                2.375       2.402         1,14%            691      1.502
Borrowings from domestic development banks                         27.485      35.646        29,69%         14.152     17.776
Overnight funds                                                    14.968      15.666         4,66%          8.077     10.022
Bonds                                                               1.372      17.287      1159,99%            687      6.266
TOTAL INTEREST EXPENSE                                            222.013     270.249        21,73%        114.087    131.245
                                                                  -------     -------      -------         -------    -------
NET INTEREST INCOME                                               507.634     556.762         9,68%        278.952    319.883
Provision for loan and accrued interest losses, net               (85.498)    (44.399)      -48,07%        (43.038)   (20.731)
Recovery of charged-off loans                                      16.411      14.069       -14,27%         12.022      6.233
Provision for foreclosed assets and other assets                  (55.062)    (18.893)      -65,69%        (33.003)   (21.420)
Recovery of provisions for foreclosed assets and other assets       3.324      10.659       220,67%          2.594      1.114
                                                                  -------     -------      -------         -------    -------
TOTAL NET PROVISIONS                                             (120.825)    (38.564)      -68,08%        (61.425)   (34.804)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                       386.809     518.198        33,97%        217.527    285.079
                                                                  -------     -------      -------         -------    -------
Commissions from banking services                                  61.041      93.396        53,01%         29.955     44.417
Credit card merchant fees                                          25.683      36.309        41,37%         13.673     17.614
Credit and debit card annual fees                                  28.200      33.229        17,83%         14.853     16.247
Checking fees                                                      24.726      24.100        -2,53%         13.683     12.019
Warehouse services                                                 21.077      23.102         9,61%         11.429     11.313
Fiduciary activities                                               18.328      25.826        40,91%         10.252     12.754
Check remittance                                                   10.459       5.561       -46,83%          5.121      2.833
International operations                                           12.408       9.690       -21,91%          6.259      5.170
FEES AND OTHER SERVICE INCOME                                     201.922     251.213        24,41%        105.225    122.367
                                                                  -------     -------      -------         -------    -------
Fees and other service expenses                                   (40.280)    (45.078)       11,91%        (23.995)   (23.549)
TOTAL FEES AND INCOME FROM SERVICES, NET                          161.642     206.135        27,53%         81.230     98.818
                                                                  -------     -------      -------         -------    -------
OTHER OPERATING INCOME
Net foreign exchange gains                                        (27.402)    (47.896)       74,79%        (35.952)   (58.726)
Forward contracts in foreign currency                              54.830      75.698        38,06%         53.417     72.443
Dividend income                                                    10.789      15.909        47,46%          1.257     14.918
Revenues from commercial subsidiaries                              36.103      38.929         7,83%         21.403     22.081
Communication, postage and others                                   5.043       5.385         6,78%          1.737      2.442
TOTAL OTHER OPERATING INCOME                                       79.363      88.025        10,91%         41.862     53.158
                                                                  -------     -------      -------         -------    -------
TOTAL INCOME                                                      627.814     812.358        29,39%        340.619    437.055
OPERATING EXPENSES
Salaries and employee benefits                                    150.150     174.709        16,36%         77.863     86.381
Bonus plan payments                                                11.963      14.374        20,15%          6.704      9.265
Compensation                                                       14.062       9.543       -32,14%          6.723      4.865
Administrative and other expenses                                 182.854     222.699        21,79%         88.803    111.027
Donation expenses                                                      25          93       272,00%             14         48
Depreciation                                                       18.113      21.334        17,78%          9.528     10.288
TOTAL OPERATING EXPENSES                                          377.167     442.752        17,39%        189.635    221.874
                                                                  -------     -------      -------         -------    -------
NET OPERATING INCOME                                              250.647     369.606        47,46%        150.984    215.181
Merger expenses                                                    11.324      11.324         0,00%          5.662      5.662
NON-OPERATING INCOME (EXPENSE)
Other income                                                       17.256      22.912        32,78%          9.650     15.158
Minority interest                                                    (733)     (1.592)      117,19%            706       (188)
Recovery of deposit security                                        1.912       5.917       209,47%          1.912          -
Other expense                                                     (23.474)    (31.858)       35,72%        (18.131)   (24.338)
TOTAL NON-OPERATING INCOME                                         (5.039)     (4.621)       -8,30%         (5.863)    (9.368)
INCOME BEFORE INCOME TAXES                                        234.284     353.661        50,95%        139.459    200.151
Income tax expense                                                (29.652)   (113.030)      281,19%        (16.680)   (76.103)
                                                                  -------     -------      -------         -------    -------
NET INCOME                                                        204.632     240.631        17,59%        122.779    124.048
                                                                  -------     -------      -------         -------    -------

CONSOLIDATED INCOME STATEMENT                                           QUARTER              GROWTH
(PS MILLIONS)                                                            2Q 04      2Q 04/1Q 04    2Q 04/2Q 03
                                                                        -------     -----------    -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                                       276.572         7,25%         31,08%
Interest on investment securities                                        72.877       -57,10%        -55,49%
Overnight funds                                                           4.139        14,53%        -19,80%
Leasing                                                                  22.295        12,72%         69,60%
TOTAL INTEREST INCOME                                                   375.883       -16,68%         -4,36%
                                                                        -------       ------        -------
Interest expense
Checking accounts                                                         3.075        -2,78%          0,03%
Time deposits                                                            62.815         0,58%          9,24%
Savings deposits                                                         37.679        25,33%         25,99%
TOTAL INTEREST ON DEPOSITS                                              103.569         8,25%         14,47%
                                                                        -------       ------        -------
Interbank borrowings                                                        900       -40,08%         30,25%
Borrowings from domestic development banks                               17.870         0,53%         26,27%
Overnight funds                                                           5.644       -43,68%        -30,12%
Bonds                                                                    11.021        75,89%       1504,22%
TOTAL INTEREST EXPENSE                                                  139.004         5,91%         21,84%
                                                                        -------       ------        -------
NET INTEREST INCOME                                                     236.879       -25,95%        -15,08%
Provision for loan and accrued interest losses, net                     (23.668)       14,17%        -45,01%
Recovery of charged-off loans                                             7.836        25,72%        -34,82%
Provision for foreclosed assets and other assets                          2.527       111,80%        107,66%
Recovery of provisions for foreclosed assets and other assets             9.545       756,82%        267,96%
                                                                        -------       ------        -------
TOTAL NET PROVISIONS                                                     (3.760)      -89,20%        -93,88%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                             233.119       -18,23%          7,17%
                                                                        -------       ------        -------
Commissions from banking services                                        48.979        10,27%         63,51%
Credit card merchant fees                                                18.695         6,14%         36,73%
Credit and debit card annual fees                                        16.982         4,52%         14,33%
Checking fees                                                            12.081         0,52%        -11,71%
Warehouse services                                                       11.789         4,21%          3,15%
Fiduciary activities                                                     13.072         2,49%         27,51%
Check remittance                                                          2.728        -3,71%        -46,73%
International operations                                                  4.520       -12,57%        -27,78%
FEES AND OTHER SERVICE INCOME                                           128.846         5,29%         22,45%
                                                                        -------       ------        -------
Fees and other service expenses                                         (21.529)       -8,58%        -10,28%
TOTAL FEES AND INCOME FROM SERVICES, NET                                107.317         8,60%         32,11%
                                                                        -------       ------        -------
OTHER OPERATING INCOME
Net foreign exchange gains                                               10.830       118,44%        130,12%
Forward contracts in foreign currency                                     3.255       -95,51%        -93,91%
Dividend income                                                             991       -93,36%        -21,16%
Revenues from commercial subsidiaries                                    16.848       -23,70%        -21,28%
Communication, postage and others                                         2.943        20,52%         69,43%
TOTAL OTHER OPERATING INCOME                                             34.867       -34,41%        -16,71%
                                                                        -------       ------        -------
TOTAL INCOME                                                            375.303       -14,13%         10,18%
OPERATING EXPENSES
Salaries and employee benefits                                           88.328         2,25%         13,44%
Bonus plan payments                                                       5.109       -44,86%        -23,79%
Compensation                                                              4.678        -3,84%        -30,42%
Administrative and other expenses                                       111.672         0,58%         25,75%
Donation expenses                                                            45        -6,25%        221,43%
Depreciation                                                             11.046         7,37%         15,93%
TOTAL OPERATING EXPENSES                                                220.878        -0,45%         16,48%
                                                                        -------       ------        -------
NET OPERATING INCOME                                                    154.425       -28,23%          2,28%
Merger expenses                                                           5.662         0,00%          0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                              7.754       -48,85%        -19,65%
Minority interest                                                        (1.404)      646,81%       -298,87%
Recovery of deposit security                                              5.917       100,00%        209,47%
Other expense                                                            (7.520)      -69,10%        -58,52%
TOTAL NON-OPERATING INCOME                                                4.747       150,67%        180,97%
INCOME BEFORE INCOME TAXES                                              153.510       -23,30%         10,08%
Income tax expense                                                      (36.927)      -51,48%        121,38%
                                                                        -------       ------        -------
NET INCOME                                                              116.583        -6,02%         -5,05%
                                                                        -------       ------        -------